T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

March 2, 2009	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES AND VALLEY HIGH BEGIN WORK AT THE CORDERO SILVER, GOLD, LEAD, ZINC PROJECT, MEXICO

Levon Resources Ltd. (“Levon”) and its joint venture partner Valley High Ventures Ltd. (“Valley High”) announce that crews have begun work on the Cordero silver, gold, lead, zinc project, Chihuahua, Mexico.  Cordero, located some 35 kilometers northeast of Hidalgo Del Parral, is well located with access by state highways and regional roads and could be serviced by nearby railroads and power lines.  The property encompasses a high level, porphyry-style silver, gold, lead, zinc, and molybdenum district with volcanic-hosted silver, gold and base metal veins and stockworks.

Previous work on Cordero dates from the 1950’s and focused mainly on either the high grade silver gold veins or the porphyry molybdenum potential.  Valley High’s wholly owned Mexican subsidiary, acquired the project in 2006 and has since conducted property wide soil sampling, geological mapping, limited trenching and IP and re-assaying of  historical core.  This work has identified several high priority exploration targets that reflect potential for bulk mineable mineralization.  The current work program will involve continued assessment of the existing areas of interest as well as expanding the area of coverage outboard from the existing grids into areas of alluvial cover.

As announced on February 12, 2009, Levon may earn a 51% interest in Valley High’s Cordero by spending Cdn $1,250,000 by the end of February 2013 with a first year work commitment of Cdn. $250,000.  Valley High is the initial operator however Levon is providing technical input and geologic services.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.